Prospectus Supplement
John Hancock Multi Asset Credit Fund (the fund)
Supplement dated October 9, 2024, to the current Prospectus, as may be supplemented (the Prospectus)
At a meeting held on October 9, 2024, the fund’s Board of Trustees approved a distribution and service fee reduction for Class U shares. As a result, effective October 9, 2024, the information in the “Shareholder Transaction Expenses” table and the “Example” table in the “Fees and Expenses” section are amended and restated as set forth below. The fund has applied for exemptive relief from the Securities and Exchange Commission (the “SEC”), that would permit the fund to offer more than one class of Shares. Class A Shares and Class U Shares will not be offered for sale until the fund has received the requested exemptive relief from the SEC. There is no assurance that the SEC will grant such relief to the fund.
FEES AND EXPENSES
The purpose of the table below is to help you understand all fees and expenses that you, as a Shareholder, would bear directly or indirectly.

Shareholder Transaction Expenses	Class A	Class I	Class U
Sales Load on Purchases (as a percent age of offering price) (1)	2.50%	None	None

Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fee	1.25	1.25	1.25
Distribution and Service Fee	0.25	0.00	0.75	(2)
Other Expenses (3)	2.03	2.03	2.03

Total Annual Fund Operating Expenses	3.53	3.28	4.03

Fee Waiver and/or Expense Reimbursements (4)	-1.53	-1.53	-1.53

Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	2.00	1.75	2.50

(1)
Class A Share investments may be subject to a maximum sales charge of 2.50%. Such sales load will not form part of an investor’s investment in the fund. Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.

(2)	Distribution and Service (i.e., Rule 12b-1) fees have been restated to reflect the Class Plan (as defined below) fee schedule effective October 9, 2024.
(3)
“Other Expenses” are based on estimated amounts for the current fiscal year. Other Expenses include the Fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses.

(4)
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.51% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding: (1) advisory fees; (2) interest expense; (3)
12b-1
fees; (4) any cashiering or other investment servicing fees; (5) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (6) taxes; (7) short dividends; (8) acquired fund fees and expenses, which are based on indirect net expenses associated with the fund’s investments in underlying investment companies; (9) class specific expenses; (10) portfolio brokerage commissions; (11) expenses related to, or incurred by, special purpose vehicles or other subsidiaries of the fund held directly or indirectly by the fund; (12) expenses, including legal expenses, related to investments of the fund; and (13) expenses, including legal expenses, related to co-investment
transactions involving the fund. This agreement expires on February 28, 2026, unless renewed by mutual agreement of the Advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”
EXAMPLE
The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*
Cumulative Expenses Paid for the Period of:

Expenses ($)	Class A	Class I	Class U
Year 1	45	18	25
Year 3	117	87	109
Year 5	191	158	194
Year 10	386	347	414
The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.

*
The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The fund bears all costs of its organization and operation, including but not limited to expenses of preparing, printing and mailing all shareholders’ reports, notices, prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to Shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the fund’s plan of distribution; fees and expenses of custodians including those for keeping books and accounts maintaining a committed line of credit and calculating the NAV of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the fund (including an allocable portion of the cost of the Advisor’s employees rendering such services to the fund); the compensation and expenses of officers and Trustees (other than persons serving as President or Trustee who are otherwise affiliated with the funds the Advisor or any of their affiliates); expenses of Trustees’ and shareholders’ meetings; trade association memberships; insurance premiums; and any extraordinary expenses.
The initial operating expenses for a new fund, including
start-up
costs, which may be significant, may be higher than the expenses of an established fund. The fund is expected to incur organization expenses of approximately $725,000. The fund will also bear certain ongoing offering costs associated with the fund’s continuous offering of Shares.
Additionally, the first paragraph on page iii is amended and restated as follows to reflect the distribution and service fee reduction for Class U shares.
In consideration for distribution and investor services in connection with Class A Shares and Class U Shares of the fund, the fund, subject to the receipt of an exemptive order from the SEC, will pay the Distributor or a designee a monthly fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee (as defined below) being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.
Similarly, the second paragraph in the subsection “Distribution and Service Fee” in the “Management of the Fund” section is amended and restated as follows to reflect the distribution and service fee reduction for Class U shares.
Subject to the receipt of an exemptive order from the SEC, in connection with Class A Shares of the fund, the fund will pay the Distributor or a designee a Distribution and Service fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and in connection with Class U Shares of the fund, the fund will pay the Distributor or a designee a Distribution and Service fee equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee will be payable monthly. The Distributor or designee may transfer or re-allow
a portion of the Distribution and Service Fee to certain intermediaries. The Advisor also may pay a fee out of its own resources to intermediaries.
Finally, the fourth paragraph in the “Distribution Arrangements” section is amended and restated as follows to reflect the distribution and service fee reduction for Class U shares.
In consideration for distribution and investor services in connection with Class A Shares and Class U Shares of the fund, the fund, subject to the receipt of an exemptive order from the SEC, will pay the Distributor or a designee a monthly fee equal to 0.25% per annum of the aggregate value of the fund’s Class A Shares outstanding and equal to 0.75% per annum of the aggregate value of the fund’s Class U Shares outstanding, determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (typically 4:00 p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Advisor or its affiliates may pay from their own resources compensation to broker-dealers and other intermediaries in connection with placement of Shares or servicing of investors. These arrangements may result in receipt by such broker-dealers and other intermediaries and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding this arrangement may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that this payment could create incentives on the part of an intermediary to view the fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.